

Mail Stop 3561

January 19, 2010

Xu Zong Bao, President
China Education Acquisition Corp.
  c/o David N. Feldman, Esq.
Feldman LLP
420 Lexington Avenue, Suite 2620
New York, NY 10170

>   **Re: China Education Acquisition Corp.**
>   **Form 10-12G**
>   **Filed December 23, 2009**
>   **File No. 000-53857**

Dear Mr. Bao:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to

effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

2. We note your counsel's involvement with other similar and recent blank check company filings; for example, China High Technology Acquisition Corp., China Food and Beverage Acquisition Corp., and China Real Estate Acquisition Corp. Please describe any relationships among these companies. Please also include a new section in the filing describing any previous blank check companies in which your promoters may have been involved. Include the following:

   • Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of company, and describe any mergers or acquisitions with the blank check company.

   • Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management's subsequent involvement in each company.

   • Disclose whether any transaction resulted in termination of your promoter's association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction.

Explanatory Note

3. Please revise to indicate that you are voluntarily registering your common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Item 1. Business, page 1

Business of Issuer, page 1

4. We note your statement that "the company intends to seek a target company that is in the food and beverage industry…." Please revise or advise, as your disclosure indicates that the company intends to seek a merger with a company in the education industry.

Form of Acquisition, page 2

5. Please provide more detail as to how the company intends to search for a target company, addressing matters such as the approximate number of persons who will be contacted or solicited and their relationship to the company's promoters or management.

6. Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

7. We note your disclosure that management will seek to structure any transaction so as not to require stockholder approval. Please clarify how management intends to structure the transaction.

Item 1A. Risk Factors, page 3

8. We note your statements that you have "only minimal assets" or "no significant assets" but your financial statements indicate that you have no assets as of November 30, 2009. Please revise your statements to more accurately indicate that you have no assets.

9. We note that two risk factors indicate "management has not identified any particular industry … for evaluation." Please revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 9

10. We note your statement that you believe you "will be able to meet these costs through use of funds in our treasury." Please clarify what is meant by this statement. We note that you have no cash on hand as of November 30, 2009.

11. We also note your statement that "our management believes that there are numerous firms seeking even the limited additional capital which we will have …." Please clarify what you mean by this statement. We note you do not have any cash or current assets as of November 30, 2009.

Security Ownership of Certain Beneficial Owners and Management, page 11

12. Supplementally advise us of any arrangements which may at a subsequent date result in a change in control of the registrant.

<u>Certain Relationships and Related Transactions, and Director Independence, page 12</u>

13. Please include in this section or cross reference the information required by Items 404 and 407(a) of Regulation S-K.

14. Please revise to include the disclosure required by Item 404(c) of Regulation S-K regarding promoters.

<u>Recent Sales of Unregistered Securities, page 13</u>

15. Please revise to state Xu Zong Bao's relationship to Sure Global Limited.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

16. We note that Beijing Trust Certified Public Accountants, Co., Ltd. serves as your principal auditor. The audit firm Beijing Trust Certified Public Accountants, Co., Ltd. is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements *prior* to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. We may be unable to accept a report issued by Beijing Trust Certified Public Accountants, Co., Ltd. until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Beijing Trust Certified Public Accountants, Co., Ltd. should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Beijing Trust Certified Public Accountants, Co., Ltd.'s plans to complete this process.

<u>Statements of Stockholders' Deficit, page F-5</u>

17. We note your disclosure on page F-9 that on November 14, 2009, you issued 1.5 million common shares to Sure Global Limited for an aggregate purchase price equal to $25,000 of which $100 is capital and $24,900 is additional paid-in-

capital. Please revise your financial statements to reflect the issuance of such shares to Sure Global Limited. Furthermore, remove the aforementioned transaction from Note 7, Subsequent Events, as the transaction occurred prior to November 30, 2009.

Note 4. Income Tax, page F-8

18. In your footnote, you state that you have recorded a valuation allowance. You also state in your discussion of net operating losses in Note 5 that the Company has a net operating loss carry-forward of $15,532 at November 30, 2009. The table in Note 4, however, shows no net operating tax carry-forward or valuation allowance. Please revise your table or explain the reasons for this omission to us.

As appropriate, please amend your filing and respond to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me, at (202) 551-3725, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director